# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001104659-24-007802
Filed by CIK 0002001144
Persons authorized to receive notices and communications: Mulyadi Tjandra, 1 Kim Seng Promenade #10-01, East Tower, Great World City, Singapore, Singapore (U0), 237994, 65 6737 3023

## Reporting persons
- Meridian Investments Corporation (CIK 0002009685): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 26,554,597; sole dispositive power 0; shared dispositive power 26,554,597; aggregate amount beneficially owned 26,554,597 (27.8% of the class)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP (CIK 0002001144): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 58,475,048; sole dispositive power 0; shared dispositive power 58,475,048; aggregate amount beneficially owned 58,475,048 (47.9% of the class)
- Ascend Capital Advisors (S) Pte. Ltd. (CIK 0002009683): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 58,475,048; sole dispositive power 0; shared dispositive power 58,475,048; aggregate amount beneficially owned 58,475,048 (47.9% of the class)
- Ascend Financial Holdings Limited (CIK 0002009892): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 58,475,048; sole dispositive power 0; shared dispositive power 58,475,048; aggregate amount beneficially owned 58,475,048 (47.9% of the class)
- Halim Susanto (CIK 0002001327): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 58,475,048; sole dispositive power 0; shared dispositive power 58,475,048; aggregate amount beneficially owned 58,475,048 (47.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On January 14, 2025, Ascend Global and Meridian each purchased $1.25 million of the January 2025 Notes (as defined below) from the Issuer. Ascend Global and Meridian obtained the funds to purchase the January 2025 Notes through capital contributions from their partners and shareholders, respectively, including the other Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

January 2025 Notes Purchase

On January 14, 2025, in connection with the Transaction (as defined below), the Issuer entered into Amendment No. 4 ("Amendment No. 4") to its Amended and Restated Note Purchase Agreement, dated as of January 18, 2024, by and among the Issuer, BEP, Ascend Global, Meridian and Alter Domus (US) LLC, as collateral agent, related to the Issuer's 4.50% senior secured convertible promissory notes.

Pursuant to Amendment No. 4, on January 14, 2025, the Issuer (i) issued and sold $5.0 million aggregate principal amount of convertible notes (the "January 2025 Notes" and, collectively with the Existing Notes, the "Notes") to Bluescape, Ascend and Meridian (collectively, the "Purchasers"), comprised of $2.5 million of January 2025 Notes to Bluescape and $1.25 million of January 2025 Notes to each of Ascend and Meridian and (ii) amended and restated the Note Purchase Agreement in the form attached as Annex A to Amendment No. 4 (the "Amended and Restated Note Purchase Agreement").

The January 2025 Notes, which were issued in substantially the same form as the Existing Notes, bear interest at a rate of 4.50% per annum, payable semi-annually beginning on February 15, 2025, or 10.00% per annum if the Issuer elects to pay such interest in kind through the delivery of additional Notes, and are initially convertible into an aggregate of 17,124,688 shares of the Issuer's Common Stock at a conversion rate of 3,424.9375 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate"), representing a conversion price of $0.2920 per share, provided, however, that no shares of Common Stock will be issuable that would require approval of the Issuer's stockholders under the applicable listing rules of The Nasdaq Stock Market LLC ("Nasdaq"), prior to such approval being obtained.

The Conversion Rate for the January 2025 Notes is subject to adjustment in accordance with the terms of the Amended and Restated Note Purchase Agreement, including in connection with certain change of control transactions or other events specified in the Amended and Restated Note Purchase Agreement

Restructuring Support Agreement

In addition, on January 14, 2025, in connection with certain restructuring and recapitalization transactions with respect to the Issuer's capital structure (collectively, the "Transaction"), the Issuer entered into a Restructuring Support Agreement (the "Restructuring Support Agreement"), with Bluescape, Ascend and Meridian. Pursuant to the terms of the Restructuring Support Agreement, the parties to the Restructuring Support Agreement agreed to implement the Transaction either as: (i) an out of court restructuring transaction (the "Out of Court Restructuring"); or (ii) to the extent that the terms of or the conditions precedent to the Out of Court Restructuring cannot be timely satisfied or waived, then as voluntary pre-packaged cases under chapter 11 of title 11 of the United States Code pursuant to a pre-packaged plan of reorganization.

In connection with entry into the Restructuring Support Agreement, the Issuer, Bluescape, Ascend and Meridian entered into (i) an exchange agreement (the "Exchange Agreement"), providing for the conversion of all of the Notes into Common Stock at the closing of the Out of Court Restructuring, (ii) the Fourth Amended and Restated Investor and Registration Rights Agreement (the "Fourth A&R IRRA"), providing customary registration rights and increasing the board designation right held by each of Ascend and Bluescape from one director to two directors at the closing of the Out of Court Restructuring and (iii) a Securities Subscription Agreement (the "Securities Subscription Agreement") with Bluescape, Ascend, Meridian and the other parties thereto. Pursuant to the terms of the Securities Subscription Agreement, upon the closing of the Out of Court Restructuring, each of Bluescape and Ascend will purchase (i) $2,500,000 of shares of Common Stock and (ii) warrants to purchase to purchase an aggregate number of shares of Common Stock represented by $20.0 million divided by the Subscription Price (as defined in the Securities Subscription Agreement).

The foregoing descriptions of Amendment No. 4, the Restructuring Support Agreement, the Exchange Agreement, the Fourth A&R IRRA and the Securities Subscription Agreement do not purport to be complete and are qualified in their entirety by the full text of the agreement, which are each included as an exhibit to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented on the cover pages represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on December 26, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Meridian is the record holder of Convertible Notes that are currently convertible into 26,554,597 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. In addition, Ascend Global is the record holder of 5,365,854 shares of Common Stock and Convertible Notes that are currently convertible into 26,554,597 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. Ascend Global is the sole shareholder of Meridian, and as a result may be deemed to share beneficial ownership of the securities held of record by Meridian. Ascend Financial is the sole shareholder of Ascend Capital, which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of Amendment No. 4, the Restructuring Support Agreement, the Exchange Agreement, the Fourth A&R IRRA and the Securities Subscription Agreement. A copy of each agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 9:
Amendment No. 4 to the Amended and Restated Note Purchase Agreement, dated January 14, 2025 (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 10:
Restructuring Support Agreement, dated January 14, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 11:
Exchange Agreement, dated January 14, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 12:
Securities Subscription Agreement, dated January 14, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 13:
Fourth Amended and Restated Investor and Registration Rights Agreement, dated January 14, 2025 (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on January 14, 2025).

## Signatures
- Meridian Investments Corporation: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (01/16/2025)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (01/16/2025)
- Ascend Capital Advisors (S) Pte. Ltd.: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (01/16/2025)
- Ascend Financial Holdings Limited: KEY TIME VENTURES LIMITED, Director; /s/ Lau Kar Yee, Lau Kar Yee, Authorized Signatory of Key Time Ventures Limited (01/16/2025)
- Halim Susanto: /s/ Halim Susanto, Halim Susanto (01/16/2025)